No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 28, 2010, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2010.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on April 28, 2010, resolved the expected amount of a distribution of surplus (quarterly dividends) the record date of which is March 31, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: May 7, 2010

April 28, 2010

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2010

Tokyo, April 28, 2010 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2010.

Fourth Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal fourth quarter ended March 31, 2010 amounted to JPY 72.1 billion (USD 776 million), an increase of JPY 252.1 billion from the same period in 2009. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 39.78 (USD 0.43), an increase of JPY 138.95 from the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,279.5 billion (USD 24,501 million), an increase of 27.8% from the same period in 2009, due primarily to increased revenue in all of the business segments and currency translation effects. Honda estimates that had the exchange rates remained the same from the corresponding period in 2009, revenue for the quarter would have increased by approximately 25.4%.

Consolidated operating income for the quarter amounted to JPY 96.0 billion (USD 1,033 million), an increase of JPY368.2 billion from the same period in 2009, due primarily to increased profit attributable to increased revenue, reduction in vehicle costs as a result of increased production and decreased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter amounted to JPY 93.5 billion (USD 1,006 million), an increase of JPY 392.2 billion from the same period in 2009.

Equity in income of affiliates amounted to JPY 23.8 billion (USD 257 million) for the quarter, an increase of JPY 21.1 billion from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal fourth quarter by business segment, motorcycle unit sales totaled 2,602 thousand units, an increase of 30.0% from the same period last year. Unit sales in Japan totaled 59 thousand units, an increase of 15.7% compared to the same period last year. Unit sales outside of Japan totaled 2,543 thousand units, an increase of 30.3% from the same period in 2009*, due mainly to increased unit sales in Asia, especially in India and Indonesia. Revenue from sales to external customers increased 22.1%, to JPY 335.1 billion (USD 3,602 million) from the same period last year, due mainly to increased unit sales and currency translation effects. Operating income was JPY 28.0 billion (USD 301 million), an increase of JPY 30.8 billion from the same period last year, due mainly to decreased SG&A expenses and increased profit attributable to increased revenue.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,680 thousand units for the period.

Honda’s automobile unit sales totaled 874 thousand units, an increase of 28.5% from the same period last year. In Japan, unit sales amounted to 183 thousand units, an increase of 29.8% compared to the same period last year due mainly to favorable sales of Fit and Step WGN. Unit sales outside of Japan increased 28.2% to 691 thousand units from the corresponding period last year, due mainly to increased unit sales in North America and Asia, especially in China. Revenue from sales to external customers increased 32.3% to JPY 1,721.3 billion (USD 18,502 million) from the same period in 2009, due mainly to increased unit sales and the currency translation effects. Operating income was JPY 24.0 billion (USD 258 million), an increase of JPY 299.4 billion from the same period last year, due mainly to increased profit attributable to increased revenue and decreased SG&A expenses.

Revenue from sales to external customers in the financial services business increased 6.8% to JPY 144.3 billion (USD 1,552 million) from the same period in 2009. Operating income increased 161.1% to JPY 47.2 billion (USD 508 million) from the same period in 2009, due primarily to the decreased allowance for losses on credit and lease residual values.

Honda’s power product unit sales totaled 1,631 thousand units, an increase of 6.5% from the same period last year. In Japan, unit sales totaled 102 thousand units, an increase of 1.0% from the same period last year. Unit sales outside of Japan totaled 1,529 thousand units, an increase of 6.9% from the corresponding period last year, due mainly to increased unit sales in Asia and Other Regions including Australia and Africa. Revenue from sales to external customers in power product and other businesses increased by 8.2% to JPY 78.6 billion (USD 845 million) from the same period last year, due mainly to increased unit sales of power products and the currency translation effects. Honda reported an operating loss of JPY 3.1 billion (USD 34 million), an improvement of JPY 8.8 billion from the loss of JPY 11.9 billion recorded in the same period last year, primarily due to decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 894.3 billion (USD 9,612 million), up 20.8% compared to the same period last year, due primarily to an increase of export sales in the automobile business. Honda reported an operating loss of JPY 8.7 billion (USD 94 million), an improvement of JPY 167.3 billion from the loss of JPY 176.0 billion recorded in the same period last year, due primarily to decreased SG&A expenses, increased profit attributable to increased revenue and reduction in vehicle costs by increasing production.

In North America, revenue increased by 46.7% to JPY 1,004.0 billion (USD 10,791 million) from the same period last year due mainly to increased revenue in the automobile business, more than offsetting the unfavorable impact of currency translation effects. Operating income was JPY 70.7 billion (USD 760 million), an increase of JPY 178.2 billion from the same period last year, due primarily to increased profit attributable to increased revenue and reduction in vehicle costs by increasing production.

In Europe, revenue decreased by 21.2% to JPY 208.1 billion (USD 2,237 million), from the same period last year due primarily to decreased revenue in the automobile business, more than offsetting the impact of currency translation effects. Honda reported an operating loss of JPY 7.6 billion (USD 82 million), an improvement of JPY 2.8 billion from the loss of JPY 10.5 billion recorded in the same period last year, due mainly to decreased SG&A expenses and the reduction in costs as a result of increased production.

In Asia, revenue increased by 28.2% to JPY 429.1 billion (USD 4,613 million) from the same period last year due mainly to increased revenue in the automobile business and motorcycle business and the impact of currency translation effects. Operating income increased by 566.1% to JPY 30.0 billion (USD 323 million) from the same period last year, due mainly to increased profit attributable to increased revenue and the impact of currency effects.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other Regions including South America, the Middle East, Africa and Oceania, revenue increased by 28.1% to JPY 251.3 billion (USD 2,701 million) compared to the same period last year, due mainly to the impact of currency translation effects. Operating income increased by 134.5% to JPY 18.9 billion (USD 203 million) from the corresponding period last year, due mainly to the impact of the currency effects and decreased SG&A expenses.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥ 93.04=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2010.

Fiscal Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2010 totaled JPY 268.4 billion (USD 2,885 million), an increase of 95.9% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the period amounted to JPY 147.91 (USD 1.59), an increase of JPY 72.41 from the previous fiscal year.

Consolidated revenue for the period amounted to JPY 8,579.1 billion (USD 92,210 million), a decrease of 14.3% from the previous fiscal year, primarily due to unfavorable currency translation effects and decreased revenue in the automobile business. Honda estimates that had the exchange rate remained the same as the previous fiscal year, revenue for the period would have decreased by approximately 7.5%.

Consolidated operating income for the period totaled JPY 363.7 billion (USD 3,910 million), an increase of 91.8%, due primarily to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, despite decreased profit attributable to decreased revenue, the unfavorable impact of currency effects and the increase in fixed costs per vehicle as a result of reduced production.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 336.1 billion (USD 3,613 million), an increase of 107.9% from the previous fiscal year.

Equity in income of affiliates amounted to JPY 93.2 billion (USD 1,003 million) for the period, a decrease of 5.8% from the previous fiscal year.

Business Segment

With respect to Honda’s sales for the fiscal year by business segment, unit sales of motorcycles totaled 9,639 thousand units, a decrease of 4.7% from the previous fiscal year. Unit sales in Japan totaled 190 thousand units, a decrease of 18.1% from the previous fiscal year. Unit sales outside of Japan totaled 9,449 thousand units, a decrease of 4.4% from the previous fiscal year*, due mainly to decreased unit sales in Other Regions, including South America, and North America, more than offsetting increased unit sales in Asia. Revenue from sales to external customers decreased 19.2%, to JPY 1,140.2 billion (USD 12,256 million) from the previous fiscal year, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income decreased by 41.1% to JPY 58.8 billion (USD 632 million) from the previous fiscal year, due primarily to decreased profit attributable to decreased revenue and the unfavorable impact of currency effects, more than offsetting decreased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 5,850 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal year totaled 3,392 thousand units, a decrease of 3.6% from the same period last year. In Japan, unit sales totaled 646 thousand units, an increase of 16.2% compared to the same period last year, due mainly to favorable sales of Insight, FIT, Step WGN and FREED. Unit sales outside of Japan decreased 7.3% compared to the previous fiscal year to 2,746 thousand units, due mainly to decreased unit sales in North America and Europe, despite increased unit sales in Asia. Revenue from sales to external customers decreased 14.6% to JPY 6,554.8 billion (USD 70,452 million) from the previous fiscal year, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income increased by 416.5% to JPY 126.7 billion (USD 1,362 million) from the previous fiscal year, due primarily to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, more than offsetting decreased profit attributable to decreased unit sales and unfavorable impact of currency effects.

Revenue from sales to external customers in the financial services business increased 4.1% to JPY 606.3 billion (USD 6,517 million) from the previous fiscal year. Operating income increased 141.6% to JPY 194.9 billion (USD 2,095 million) from the previous fiscal year, due primarily to the decreased allowance for losses on credit and lease residual values and a decrease in funding costs.

Honda’s unit sales of power products totaled 4,744 thousand units, down by 8.5% from the previous fiscal year. In Japan, unit sales totaled 322 thousand units, a decrease of 37.6% from the same period last year. Unit sales outside of Japan decreased 5.3% from the previous fiscal year, to 4,422 thousand units, due mainly to decreased unit sales in Europe and North America, despite increased unit sales in Asia. Revenue from sales to external customers in power product and other businesses decreased by 19.1% to JPY 277.6 billion (USD 2,985 million) from the previous fiscal year, due mainly to decreased unit sales of power products and unfavorable currency translation effects. Honda reported an operating loss of JPY 16.7 billion (USD 180 million), a deterioration of JPY 1.2 billion from the loss of JPY 15.4 billion recorded in the same period last year, primarily due to decreased profit attributable to decreased revenue, more than offsetting decreased SG&A expenses and R&D expenses.

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic area, in Japan, revenue from domestic and export sales was JPY 3,305.7 billion (USD 35,531 million), down by 20.6% compared to the previous fiscal year, due primarily to a decrease in export sales in the automobile businesses. Honda reported an operating loss of JPY29.1 billion (USD 313 million), an improvement of JPY 132.4 billion from the loss of JPY 161.6 billion recorded in the same period last year, primarily due to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, despite decreased profit attributable to decreased revenue and the unfavorable impact of currency effects.

In North America, revenue decreased by 18.2% to JPY 3,908.2 billion (USD 42,006 million) from the previous fiscal year due mainly to decreased revenue in the automobile business and the unfavorable impact of currency translation effects. Operating income increased by 196.6% to JPY 236.3 billion (USD 2,541 million) from the previous fiscal year, due mainly to decreased SG&A expenses, including the decreased allowance for losses on credit and lease residual values, and continuing cost reduction efforts, more than enough to compensate decreased profit attributable to decreased revenue and the increase in fixed costs per vehicle as a result of reduced production.

In Europe, revenue decreased by 35.5% to JPY 825.4 billion (USD 8,872 million), from the previous fiscal year, due primarily to decreased revenue in the automobile business and the unfavorable impact of currency translation effects. Honda reported an operating loss of JPY 10.8 billion (USD 117 million), a deterioration of JPY 21.0 billion from the same period last year, primarily due to decreased profit attributable to decreased revenue and the unfavorable impact of currency effects, more than offsetting decreased SG&A expenses.

In Asia, despite increased revenue in the motorcycle business, revenue decreased by 5.6% to JPY 1,518.5 billion (USD 16,322 million) from the previous fiscal year, due mainly to the unfavorable impact of currency translation effects. Operating income increased by 9.1% to JPY 113.0 billion (USD 1,215 million) from the previous fiscal year, due mainly to decreased SG&A expenses and increased profit attributable to increased revenue, more than offsetting the unfavorable impact of currency effects.

In Other Regions, revenue decreased by 21.7% to JPY 896.4 billion (USD 9,636 million) compared to the previous fiscal year, due mainly to the unfavorable impact of currency translation effects and decreased revenue in the motorcycle business and automobile business. Operating income decreased by 66.1% to JPY 45.8 billion (USD 492 million) from the previous fiscal year, primarily due to decreased profit attributable to decreased revenue and the unfavorable impact of currency effects, more than offsetting decreased SG&A expenses.

Consolidated Statements of Balance Sheets for the Fiscal Year Ended March 31, 2010

From March 31, 2009, total assets decreased JPY 189.8 billion (USD 2,040 million), to JPY 11,629.1 billion (USD 124,990 million) at March 31, 2010, mainly due to decreased inventories. From March 31, 2009, total liabilities decreased by JPY 515.8 billion (USD 5,545 million), to JPY 7,172.6 billion (USD 77,092 million) at March 31, 2010, mainly due to decreased current liabilities, despite an increase in long-term liabilities. From March 31, 2009, total equity increased by JPY 326.0 billion (USD 3,505 million), to JPY 4,456.4 billion (USD 47,898 million).

Consolidated Statements of Cash Flows for the Fiscal Year

Consolidated cash and cash equivalents at March 31, 2010 increased by JPY 429.5 billion (USD 4,617 million) from March 31, 2009, to JPY 1,119.9 billion (USD 12,037 million). The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 1,544.2 billion (USD 16,597 million) for the fiscal year ended March 31, 2010, mainly attributable to net income, depreciation and decrease in inventories. Cash inflows from operating activities increased by JPY 1,160.5 billion (USD 12,474 million) compared with the previous fiscal year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 595.7 billion (USD 6,403 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables and the purchase of operating lease assets, which exceeded collections of finance subsidiaries-receivables and the sales of operating lease assets. Cash outflows from investing activities decreased by JPY 537.6 billion (USD 5,778 million) compared with the previous fiscal year.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 559.2 billion (USD 6,011 million), due mainly to decrease in short-term debt, repayments of long-term debt and dividends paid, which exceeded proceeds from long-term debt. Cash outflows from financing activities increased by JPY 1,090.1 billion (USD 11,717 million) compared with the previous fiscal year.

Supplemental information for cash flows

	FY2009 Year-end	FY2010 Year-end
Shareholders’ equity ratio (%)	33.9	37.2
Shareholders’ equity ratio on a market price basis (%)	35.5	51.5
Repayment period (years)	12.0	2.7
Interest coverage ratio	3.0	11.1

•	Shareholders’ equity ratio: Honda Motor Co., Ltd. shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debt with interest payments, which are included on the consolidated balance sheets.

Forecasts for the Fiscal Year Ending March 31, 2011

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2011, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 90 and JPY 120, respectively, for the first half of the year ending March 31, 2011, and JPY 90 and JPY 120, respectively, for the full year ending March 31, 2011.

Projected unit sales for the full year ending March 31, 2011 are shown below.

	Unit (thousands)	Changes from FY2010 (thousands)
Motorcycle business	10,375	+736
Automobile business	3,615	+223
Power product business	4,870	+126

FY2011 Forecasts for Consolidated Results

First half ending September 30, 2010

	Yen (billions)	Changes from FY 2010
Net sales and other operating revenue	4,660	+14.8%
Operating income	235	+159.1%
Income before income taxes and equity in income of affiliates	240	+235.2%
Net income attributable to Honda Motor Co., Ltd.	195	+216.6%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	107.46

Fiscal year ending March 31, 2011

	Yen (billions)	Changes from FY 2010
Net sales and other operating revenue	9,340	+8.9%
Operating income	400	+10.0%
Income before income taxes and equity in income of affiliates	410	+22.0%
Net income attributable to Honda Motor Co., Ltd.	340	+26.7%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	187.37

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2011 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	198.9
Cost reduction, the effect of raw material cost fluctuations, etc.	6.0
SG&A expenses, excluding currency effect	-87.0
R&D expenses	-36.7
Currency effect	-45.0

Operating income compared with fiscal year 2010	36.2

Fair value of derivative instruments	-21.0
Others	58.5

Income before income taxes and equity in income of affiliates compared with fiscal year 2010	73.8

Profit Redistribution Policy and Dividend per Share of Common Stock for fiscal years 2010 and 2011

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 12 per share for the year ended March 31, 2010. As a result, total cash dividends for the year ended March 31, 2010, together with the first quarter cash dividends of JPY 8, the second quarter cash dividends of JPY 8 and the third quarter cash dividends of JPY 10, are planned to be JPY 38 per share, a decrease of JPY 25 per share from the annual dividends paid for the year ended March 31, 2009.

Also, please note that the year-end cash dividends for the year ended March 31, 2010 is a matter to be resolved at the general meeting of shareholders.

The Company plans to distribute quarterly cash dividends of JPY 12 per share for each quarter for the year ending March 31, 2011. As a result, total cash dividends for the year ending March 31, 2011 are planned to be JPY 48 per share, an increase of JPY 10 from the annual dividends to be paid for the year ended March 31, 2010.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, Honda’s business, financial condition or results of operations could be adversely affected. In that event, the trading prices of Honda’s common stock and American Depositary Shares could decline, and you may lose all or part of your investment. Additional risks not currently known to Honda or that Honda now deems immaterial may also harm Honda and affect your investment.

Risks Relating to Honda’s Industry

Honda may be adversely affected by market conditions

Honda conducts its operations in Japan and throughout the world, including North America, Europe and Asia.

A sustained loss of consumer confidence in these markets, which may be caused by continued economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis or other factors could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets may experience sharp changes over short periods of time.

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from instability in underlying economic conditions, changes in tariffs, import regulations and other taxes, shortages of certain materials and components, high material prices and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Risks Relating to Honda’s Business Generally

Currency and Interest Rate Risks

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world, including Japan, and exports products and components to various countries.

Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations and financial condition, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components, particularly from Japan, and generates a substantial portion of its revenues in currencies other than the Japanese yen, Honda’s results of operations would be adversely affected by an appreciation of the Japanese yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest rate risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition.

These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments.

While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda is also exposed to the risk that its counterparties to hedging contracts will default on their obligations.

Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

Legal and Regulatory Risks

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulations

Regulations regarding vehicle emission levels, fuel economy, noise and safety and noxious substances, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal infringement of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Honda is subject to legal proceedings

Honda is and could be subject to suits, investigations and proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in any of the legal proceedings pending against Honda could adversely affect Honda’s business, financial condition or results of operations.

Risks Relating to Honda’s Operations

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans to its customers designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve credit risk as well as risks relating to lease residual values, cost of capital and access to funding. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide, and in several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses are subject to various regulations, including the legal and other requirements of each country. If these regulations or the business conditions or policies of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the purchase of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

Honda may be adversely affected by inadvertent disclosure of confidential information

Although Honda maintains internal controls through established procedures to keep confidential information including personal information of its customers and relating parties, such information may be inadvertently disclosed. If this occurs, Honda may be subject to, and may be adversely affected by, claims for damages from the customers or parties affected.

Also, inadvertent disclosure of confidential business or technical information to third parties may result in a loss of Honda’s competitiveness.

Risk related to Pension Costs and Other Postretirement Benefits

Honda has pension plans and provides other post-retirement benefits. The amounts of pension benefits, lump-sum payments and other post-retirement benefits are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. Differences in actual expenses and costs or changes in assumptions could affect Honda’s pension costs and benefit obligations, including Honda’s cash requirements to fund such obligations, which could materially affect our financial condition and results of operations.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including exercising voting rights inherent in their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising appraisal rights, are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Japanese Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply if we were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Management Policy

The company has omitted its management policy since there are no significant changes from the management policy disclosed in its 6-K filed on May 22, 2007.

For the material of that 6-K, click on the following link.

http://www.honda.co.jp/investors/

Medium- and long-term management strategy and Management target: Preparing for the Next Leap Forward

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Therefore, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales capabilities. Furthermore, Honda will continue to enhance its social reputation in the community through companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

1. Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region.

3. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4. Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda will also work to advance fuel cell technology and steadily promote its new solar cell business. In addition, Honda will further its efforts to minimize its environmental impact. To this end, Honda sets global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all areas of business, spanning production, logistics and sales.

* Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management as well as participating in community activities and making philanthropic contributions.

Through these Company-wide activities, Honda will strive to become a company whose presence is welcomed by our shareholders, customers and society.

Preparing for the Future

Due to the current economic situation, slow recovery is expected in Japan, U.S.A. and Europe. In addition, it is anticipated that the economic climate will continue to spread throughout Asia. On the other hand, given the many uncertainties in the global business environment in which Honda operates, including political and economic instability, fluctuations in oil and raw material prices, and volatility in the currency and financial markets, Honda expects that this will continue to be a challenging environment in which to do business.

To this end, Honda will focus its limited company resources on necessary areas and undertake the following challenges for the purpose of improving business results.

- Creation of fuel efficient products that reduce our environmental footprint

- Further advancement of our motorcycle business

- Advancement of our global production system and capabilities

Consolidated Financial Summary

For the three months and the year ended March 31, 2009 and 2010

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2009	Three months ended Mar. 31, 2010	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Net sales and other operating revenue	1,783,898	2,279,567	10,011,241	8,579,174
Operating income (loss)	(272,136)	96,097	189,643	363,775
Income before income taxes and equity in income of affiliates (loss)	(298,702)	93,587	161,734	336,198
Net income attributable to Honda Motor Co., Ltd. (loss)	(179,950)	72,176	137,005	268,400

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share (loss)	(99.17)	39.78	75.50	147.91

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2010		Year ended Mar. 31, 2010
Net sales and other operating revenue		24,501		92,210
Operating income (loss)		1,033		3,910
Income before income taxes and equity in income of affiliates (loss)		1,006		3,613
Net income attributable to Honda Motor Co., Ltd. (loss)		776		2,885

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd. per common share (loss)		0.43		1.59

Note: Please refer to [7] Significant Accounting Policy Change, [8] Notes to Consolidated financial statements and [11] Reclassifications and Revision.

[1] Consolidated Balance Sheets

	Yen (millions)
	March 31, 2009	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	690,369	1,119,902
Trade accounts and notes receivable	854,214	883,476
Finance subsidiaries-receivables, net	1,172,030	1,100,158
Inventories	1,243,961	935,629
Deferred income taxes	198,158	176,604
Other current assets	462,446	397,955

Total current assets	4,621,178	4,613,724

Finance subsidiaries-receivables, net	2,400,282	2,361,335

Investments and advances:
Investments in and advances to affiliates	505,835	457,834
Other, including marketable equity securities	133,234	184,847

Total investments and advances	639,069	642,681

Property on operating leases:
Vehicles	1,557,060	1,651,672
Less accumulated depreciation	269,261	343,525

Net property on operating leases	1,287,799	1,308,147

Property, plant and equipment, at cost:
Land	469,279	489,769
Buildings	1,446,090	1,509,821
Machinery and equipment	3,133,439	3,257,455
Construction in progress	159,567	143,862

	5,208,375	5,400,907
Less accumulated depreciation and amortization	3,060,654	3,314,244

Net property, plant and equipment	2,147,721	2,086,663

Other assets	722,868	616,565

Total assets	11,818,917	11,629,115

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	March 31, 2009	March 31, 2010
Liabilities and Equity
Current liabilities:
Short-term debt	1,706,819	1,066,344
Current portion of long-term debt	977,523	722,296
Trade payables:
Notes	31,834	24,704
Accounts	674,498	802,464
Accrued expenses	562,673	542,521
Income taxes payable	32,614	23,947
Other current liabilities	251,407	236,854

Total current liabilities	4,237,368	3,419,130

Long-term debt, excluding current portion	1,932,637	2,313,035
Other liabilities	1,518,568	1,440,520

Total liabilities	7,688,573	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	43,965	45,463
Retained earnings	5,099,267	5,304,473
Accumulated other comprehensive income (loss), net	(1,322,828)	(1,208,162)
Treasury stock, at cost 20,225,694 shares at Mar. 31, 2010 and 20,219,430 shares at Mar. 31, 2009	(71,712)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,007,288	4,328,640

Noncontrolling interest	123,056	127,790

Total equity	4,130,344	4,456,430

Commitments and contingent liabilities

Total liabilities and equity	11,818,917	11,629,115

Note: Please refer to [7] Significant Accounting Policy Change.

[2] Consolidated Statements of Income

(A) For the three months ended March 31, 2009 and 2010

	Yen (millions)
	Three months ended March 31, 2009	Three months ended March 31, 2010
Net sales and other operating revenue	1,783,898	2,279,567
Operating costs and expenses:
Cost of sales	1,476,074	1,694,201
Selling, general and administrative	439,884	351,275
Research and development	140,076	137,994

Operating income (loss)	(272,136)	96,097
Other income (expenses):
Interest income	7,457	5,088
Interest expense	(4,863)	(4,256)
Other, net	(29,160)	(3,342)

Income (loss) before income taxes and equity in income of affiliates	(298,702)	93,587
Income tax (benefit) expense:
Current	(32,655)	8,991
Deferred	(80,389)	29,781

Income (loss) before equity in income of affiliates	(185,658)	54,815
Equity in income of affiliates	2,758	23,884

Net income (loss)	(182,900)	78,699
Less: Net income (loss) attributable to noncontrolling interests	(2,950)	6,523

Net income (loss) attributable to Honda Motor Co., Ltd.	(179,950)	72,176

	Yen
Basic net income (loss) attributable to Honda Motor Co., Ltd. per common share	(99.17)	39.78

Note: Please refer to [7] Significant Accounting Policy Change”, [8] Notes to Consolidated financial statements and [11] Reclassifications and Revision.

(B) For the year ended March 31, 2009 and 2010

	Yen (millions)
	Year ended March 31, 2009	Year ended March 31, 2010
Net sales and other operating revenue	10,011,241	8,579,174
Operating costs and expenses:
Cost of sales	7,419,582	6,414,721
Selling, general and administrative	1,838,819	1,337,324
Research and development	563,197	463,354

Operating income	189,643	363,775
Other income (expenses):
Interest income	41,235	18,232
Interest expense	(22,543)	(12,552)
Other, net	(46,601)	(33,257)

Income before income taxes and equity in income of affiliates	161,734	336,198
Income tax expense:
Current	68,062	90,263
Deferred	41,773	56,606

Income before equity in income of affiliates	51,899	189,329
Equity in income of affiliates	99,034	93,282

Net income	150,933	282,611
Less: Net income attributable to noncontrolling interests	13,928	14,211

Net income attributable to Honda Motor Co., Ltd.	137,005	268,400

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	75.50	147.91

Note: Please refer to [7] Significant Accounting Policy Change.

28

[3] Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. Shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	86,067	172,529	39,811	5,106,197	(782,198)	(71,927)	4,550,479	141,806	4,692,285

Transfer to legal reserves			4,154	(4,154)			—		—

Dividends paid to Honda Motor Co., Ltd. Shareholders				(139,724)			(139,724)		(139,724)
Dividends paid to noncontrolling interests								(10,841)	(10,841)
Capital transactions and others								(172)	(172)

Comprehensive income (loss):

Net income				137,005			137,005	13,928	150,933

Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(477,316)		(477,316)	(19,865)	(497,181)
Unrealized gains (losses) on marketable securities, net					(25,063)		(25,063)	(60)	(25,123)
Unrealized gains (losses) on derivative instruments, net					(460)		(460)		(460)
Pension and other postretirement benefits adjustments					(37,791)		(37,791)	(1,740)	(39,531)

Total comprehensive income							(403,625)	(7,737)	(411,362)

Purchase of treasury stock						(62)	(62)		(62)

Reissuance of treasury stock				(57)		277	220		220

Balance at March 31, 2009	86,067	172,529	43,965	5,099,267	(1,322,828)	(71,712)	4,007,288	123,056	4,130,344

Transfer to legal reserves			1,498	(1,498)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(61,696)			(61,696)		(61,696)
Dividends paid to noncontrolling interests								(16,278)	(16,278)

Capital transactions and others								127	127

Comprehensive income (loss):

Net income				268,400			268,400	14,211	282,611

Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					91,097		91,097	5,750	96,847
Unrealized gains (losses) on marketable securities, net					23,107		23,107	111	23,218

Unrealized gains (losses) on derivative instruments, net					(324)		(324)		(324)

Pension and other postretirement benefits adjustments					786		786	813	1,599

Total comprehensive income							383,066	20,885	403,951

Purchase of treasury stock						(20)	(20)		(20)
Reissuance of treasury stock						2	2		2

Balance at March 31, 2010	86,067	172,529	45,463	5,304,473	(1,208,162)	(71,730)	4,328,640	127,790	4,456,430

Note: Please refer to [7] Significant Accounting Policy Change.

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Cash flows from operating activities:
Net income	150,933	282,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	441,868	401,743
Depreciation of property on operating leases	195,776	227,931
Deferred income taxes	41,773	56,606
Equity in income of affiliates	(99,034)	(93,282)
Dividends from affiliates	65,140	140,901
Provision for credit and lease residual losses on finance subsidiaries-receivables	77,016	40,062
Impairment loss on investments in securities	26,001	603
Impairment loss on long-lived assets and goodwill excluding property on operating leases	21,597	548
Impairment loss on property on operating leases	18,528	3,312
Loss (gain) on derivative instruments, net	(15,506)	(37,753)
Decrease (increase) in assets:
Trade accounts and notes receivable	(30,025)	(6,910)
Inventories	(262,782)	352,994
Other current assets	(82,838)	103,071
Other assets	8,640	24,150
Increase (decrease) in liabilities:
Trade accounts and notes payable	(133,662)	151,345
Accrued expenses	(102,711)	(20,457)
Income taxes payable	(12,861)	(14,524)
Other current liabilities	10,630	5,662
Other liabilities	74,872	(30,146)
Other, net	(9,714)	(44,255)

Net cash provided by operating activities	383,641	1,544,212

Cash flows from investing activities:
Increase in investments and advances	(4,879)	(19,419)
Decrease in investments and advances	1,921	14,078
Payments for purchases of available-for-sale securities	(31,936)	(5,871)
Proceeds from sales of available-for-sale securities	26,896	4,945
Payments for purchases of held-to-maturity securities	(17,348)	(21,181)
Proceeds from redemptions of held-to-maturity securities	32,667	6,283
Capital expenditures	(635,190)	(392,062)
Proceeds from sales of property, plant and equipment	18,843	24,472
Acquisitions of finance subsidiaries-receivables	(2,303,930)	(1,448,146)
Collections of finance subsidiaries-receivables	2,023,031	1,595,235
Sales (purchases) of finance subsidiaries-receivables, net	324,672	(55,168)
Purchases of operating lease assets	(668,128)	(544,027)
Proceeds from sales of operating lease assets	100,017	245,110

Net cash used in investing activities	(1,133,364)	(595,751)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	270,795	(649,641)
Proceeds from long-term debt	1,299,984	1,132,222
Repayments of long-term debt	(889,483)	(963,833)
Dividends paid	(139,724)	(61,696)
Dividends paid to noncontrolling interests	(10,841)	(16,278)
Sales (purchases) of treasury stock, net	131	(18)

Net cash provided by (used in) financing activities	530,862	(559,244)

Effect of exchange rate changes on cash and cash equivalents	(141,672)	40,316

Net change in cash and cash equivalents	(360,533)	429,533
Cash and cash equivalents at beginning of the period	1,050,902	690,369

Cash and cash equivalents at end of the period	690,369	1,119,902

Note: Please refer to [7] Significant Accounting Policy Change.

[5] Events or circumstances that raise substantial doubt upon the entity’s ability to continue as a going concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 390

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd.,

American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 102

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., Hero Honda Motors Ltd.

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 10

Reduced through reorganization: 16

Affiliated companies:

Newly formed affiliated companies: 1 ; Blue Energy Co., Ltd

Reduced through reorganization: 4

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2010 were ¥90.70 = U.S.$1 and ¥125.62 = Euro 1. The average exchange rates for the same period last year were ¥93.61 = U.S.$1 and ¥121.81 = Euro 1. The average exchange rates for the fiscal year ended March 31, 2010 were ¥92.85 = U.S.$1 and ¥131.15 = Euro 1 as compared with ¥100.54 = U.S.$1 and ¥143.48 = Euro 1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥93.04 = U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2010.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses on finance subsidiaries-receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

[7] Significant Accounting Policy Change

Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is previously known as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, effective April 1, 2009. This statement requires a noncontrolling interest in a subsidiary to be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for as equity transactions. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the presentation of consolidated statements of income, stockholders’ Equity and comprehensive income and cash flows has been changed. As the presentation and disclosure requirements of ASC 810 have been applied retrospectively, Honda has made reclassifications to the prior consolidated financial statements to conform to the presentation used for the three months and the year ended March 2010. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial position or results of operations.

[8] Notes to Consolidated financial statements

Notes to Consolidated balance sheets:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2009	Mar. 31, 2010

The allowance for doubtful trade accounts and notes receivables	7,455	8,555

The allowance for credit losses for finance subsidiaries-receivables	35,617	34,927

The allowance for losses on lease residual values for financial-subsidiaries receivables	20,393	9,253

The allowance for inventory losses and obsolescence	25,690	25,569

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows: Yen (millions)

	Mar. 31, 2009	Mar. 31, 2010

Mortgaged assets
Trade accounts and notes receivable	—	8,655
Inventories	—	3,777
Property, plant and equipment	24,750	20,492
Finance subsidiaries-receivables	—	352,618

Mortgage-related debts
Short-term debt	3,513	44,503
Long-term debt	14,615	326,851

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2009	Mar. 31, 2010

Bank loans of employees for their housing costs	33,691	31,772

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2010, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated statements of stockholders’ equity

The total amount of dividends for the fiscal year ended March 31, 2010, was JPY 61,696 million. The company intends to distribute year-end cash dividends of JPY 21,775 million to the stockholders of record on March 31, 2010.

[9] Segment Information

Honda has four reportable segments the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and the characteristics of its products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) As of and for the three months ended March 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	274,492	1,301,471	135,243	72,692	1,783,898	—	1,783,898
Intersegment	—	—	3,058	6,714	9,772	(9,772)	—

Total	274,492	1,301,471	138,301	79,406	1,793,670	(9,772)	1,783,898
Cost of sales, SG&A and R&D expenses	277,360	1,576,879	120,215	91,352	2,065,806	(9,772)	2,056,034

Segment income	(2,868)	(275,408)	18,086	(11,946)	(272,136)	—	(272,136)

As of and for the three months ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	335,154	1,721,381	144,374	78,658	2,279,567	—	2,279,567
Intersegment	—	—	3,003	5,821	8,824	(8,824)	—

Total	335,154	1,721,381	147,377	84,479	2,288,391	(8,824)	2,279,567
Cost of sales, SG&A and R&D expenses	307,134	1,697,381	100,159	87,620	2,192,294	(8,824)	2,183,470

Segment income (loss)	28,020	24,000	47,218	(3,141)	96,097	—	96,097

(B) As of and for the Year ended March 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,411,511	7,674,404	582,261	343,065	10,011,241	—	10,011,241
Intersegment	—	—	14,264	25,840	40,104	(40,104)	—

Total	1,411,511	7,674,404	596,525	368,905	10,051,345	(40,104)	10,011,241
Cost of sales, SG&A and R&D expenses	1,311,598	7,649,861	515,854	384,389	9,861,702	(40,104)	9,821,598

Segment income	99,913	24,543	80,671	(15,484)	189,643	—	189,643

Assets	1,047,112	5,219,408	5,735,716	275,607	12,277,843	(458,926)	11,818,917
Depreciation and amortization	51,200	373,295	199,324	13,825	637,644	—	637,644
Capital expenditures	90,401	523,593	671,127	16,920	1,302,041	—	1,302,041

As of and for the Year ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,140,292	6,554,848	606,352	277,682	8,579,174	—	8,579,174
Intersegment	—	—	12,459	26,936	39,395	(39,395)	—

Total	1,140,292	6,554,848	618,811	304,618	8,618,569	(39,395)	8,579,174
Cost of sales, SG&A and R&D expenses	1,081,455	6,428,090	423,910	321,339	8,254,794	(39,395)	8,215,399

Segment income (loss)	58,837	126,758	194,901	(16,721)	363,775	—	363,775

Assets	1,025,665	5,044,247	5,541,788	281,966	11,893,666	(264,551)	11,629,115
Depreciation and amortization	48,683	337,787	230,453	12,751	629,674	—	629,674
Capital expenditures	38,332	284,586	546,342	23,748	893,008	—	893,008

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 257,291 million as of March 31, 2009 and JPY 338,135 million as of March 31, 2010, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 195,776 million for the year ended March 31, 2009 and JPY 227,931 million for the year ended March 31, 2010, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 668,128 million for the year ended March 31, 2009 and JPY 544,027 million for the year ended March 31, 2010, respectively, of purchase of operating lease assets.

5.	Please refer to [8] Notes to Consolidated financial statements and [11] Reclassifications and Revision.

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by the Financial Instruments and Exchange Law of Japan.

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended March 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	415,835	630,655	270,910	280,427	186,071	1,783,898	—	1,783,898
Transfers between geographic areas	324,350	53,601	(6,688)	54,446	10,108	435,817	(435,817)	—

Total	740,185	684,256	264,222	334,873	196,179	2,219,715	(435,817)	1,783,898
Cost of sales, SG&A and R&D expenses	916,284	791,740	274,753	330,358	188,119	2,501,254	(445,220)	2,056,034

Operating income	(176,099)	(107,484)	(10,531)	4,515	8,060	(281,539)	9,403	(272,136)

As of and for the three months ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	512,656	961,342	193,397	369,141	243,031	2,279,567	—	2,279,567
Transfers between geographic areas	381,671	42,670	14,719	60,014	8,290	507,364	(507,364)	—

Total	894,327	1,004,012	208,116	429,155	251,321	2,786,931	(507,364)	2,279,567
Cost of sales, SG&A and R&D expenses	903,114	933,288	215,761	399,080	232,421	2,683,664	(500,194)	2,183,470

Operating income (loss)	(8,787)	70,724	(7,645)	30,075	18,900	103,267	(7,170)	96,097

(B) As of and for the Year ended March 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,871,962	4,534,684	1,191,540	1,335,091	1,077,964	10,011,241	—	10,011,241
Transfers between geographic areas	2,290,625	244,440	87,362	273,140	66,256	2,961,823	(2,961,823)	—

Total	4,162,587	4,779,124	1,278,902	1,608,231	1,144,220	12,973,064	(2,961,823)	10,011,241
Cost of sales, SG&A and R&D expenses	4,324,203	4,699,422	1,268,701	1,504,628	1,009,158	12,806,112	(2,984,514)	9,821,598

Operating income	(161,616)	79,702	10,201	103,603	135,062	166,952	22,691	189,643

Assets	3,078,478	6,547,880	766,594	1,016,059	450,081	11,859,092	(40,175)	11,818,917
Long-lived assets	1,140,316	1,918,579	110,543	253,113	119,373	3,541,924	—	3,541,924

As of and for the Year ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,864,513	3,752,417	769,857	1,320,047	872,340	8,579,174	—	8,579,174
Transfers between geographic areas	1,441,264	155,799	55,615	198,533	24,151	1,875,362	(1,875,362)	—

Total	3,305,777	3,908,216	825,472	1,518,580	896,491	10,454,536	(1,875,362)	8,579,174
Cost of sales, SG&A and R&D expenses	3,334,912	3,671,837	836,344	1,405,574	850,683	10,099,350	(1,883,951)	8,215,399

Operating income (loss)	(29,135)	236,379	(10,872)	113,006	45,808	355,186	8,589	363,775

Assets	2,947,764	6,319,896	591,423	1,050,727	619,345	11,529,155	99,960	11,629,115
Long-lived assets	1,113,386	1,861,596	107,262	240,704	162,198	3,485,146	—	3,485,146

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 257,291 million as of March 31, 2009 and JPY 338,135 million as of March 31, 2010, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Please refer to [8] Notes to Consolidated financial statements and [11] Reclassifications and Revision.

3. Overseas Sales and revenues based on the location of the customer

(A) For the three months ended March 31, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	628,617	272,175	327,338	211,975	1,440,105
Consolidated sales					1,783,898
Overseas sales ratio to consolidated sales	35.2%	15.3%	18.3%	11.9%	80.7%

For the three months ended March 31, 2010

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	955,656	191,957	423,733	272,500	1,843,846
Consolidated sales					2,279,567
Overseas sales ratio to consolidated sales	41.9%	8.4%	18.6%	12.0%	80.9%

(B) For the Year ended March 31, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,514,190	1,186,012	1,595,472	1,269,026	8,564,700
Consolidated sales					10,011,241
Overseas sales ratio to consolidated sales	45.1%	11.8%	15.9%	12.8%	85.6%

For the Year ended March 31, 2010

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	3,736,447	764,785	1,543,397	957,227	7,001,856
Consolidated sales					8,579,174
Overseas sales ratio to consolidated sales	43.6%	8.9%	18.0%	11.1%	81.6%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[10] Notes to information about per common share

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2009	Mar. 31, 2010

Honda Motor Co., Ltd. shareholders’ equity per common share	2,208.35	2,385.45
Basic net income attributable to Honda Motor Co., Ltd. per common share	75.50	147.91

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2009 and 2010 were 1,814,609,000 and 1,814,602,736, respectively.

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2009 and 2010 were 1,814,560,728 and 1,814,605,803, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2009 or 2010.

[11] Reclassifications and Revision

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March, 2010.

During the fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 is ¥6,214 million. The Company recorded the effect of the retrospective adjustment in the consolidated income statements for the fiscal three months ended March 31, 2009. The Company has eliminated it and adjusted the consolidated income statements for the fiscal three months ended March 31, 2009.

[12] Unit Sales Breakdown

For the three months and the year ended March 31, 2009 and 2010

	Unit (thousands)
	Three months ended Mar. 31, 2009	Three months ended Mar. 31, 2010	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
MOTORCYCLES

Japan	51	59	232	190
	(51)	(59)	(232)	(190)
North America	72	45	320	189
	(45)	(23)	(188)	(98)
Europe	71	59	276	199
	(69)	(57)	(267)	(192)
Asia	1,449	2,053	7,523	7,628
	(1,449)	(2,053)	(7,523)	(7,628)
Other Regions	359	386	1,763	1,433
	(354)	(384)	(1,746)	(1,422)

Total	2,002	2,602	10,114	9,639
	(1,968)	(2,576)	(9,956)	(9,530)
AUTOMOBILES

Japan	141	183	556	646
North America	219	330	1,496	1,297
Europe	103	58	350	249
Asia	151	237	793	950
Other Regions	66	66	322	250

Total	680	874	3,517	3,392

POWER PRODUCTS

Japan	101	102	516	322
North America	655	656	1,893	1,818
Europe	472	444	1,306	1,066
Asia	200	291	970	1,069
Other Regions	103	138	502	469

Total	1,531	1,631	5,187	4,744

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

4.	Unit sales of Power product business include all trilateral trade transactions from the fiscal year ended March 31, 2010. The change in the presentation for unit sales of Power product business for the three month period and the fiscal year ended March 31, 2010 resulted in an increase of 19 thousand and 54 thousand units as compared to the presentation used in the prior periods, respectively. Trilateral trade transactions represent the transaction in which the Company purchases products from the vendors overseas and sells them to third countries.

[13] Net Sales Breakdown

For the three months and the year ended March 31, 2009 and 2010

	Yen (millions)
	Three months ended Mar. 31, 2009	Three months ended Mar. 31, 2010	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
MOTORCYCLE BUSINESS

Japan	17,582	20,470	81,822	70,461
North America	39,651	26,948	182,284	103,956
Europe	39,751	37,710	178,621	124,665
Asia	97,703	137,639	460,412	461,067
Other Regions	79,805	112,387	508,372	380,143

Total	274,492	335,154	1,411,511	1,140,292

AUTOMOBILE BUSINESS

Japan	308,745	384,673	1,225,384	1,383,855
North America	447,306	780,370	3,723,877	3,013,432
Europe	209,525	132,192	923,580	575,326
Asia	212,725	274,455	1,079,585	1,041,258
Other Regions	123,170	149,691	721,978	540,977

Total	1,301,471	1,721,381	7,674,404	6,554,848

FINANCIAL SERVICES BUSINESS

Japan	6,021	6,207	24,083	24,635
North America	122,476	130,738	527,905	553,169
Europe	2,563	2,278	12,685	10,428
Asia	1,095	1,048	4,736	4,318
Other Regions	3,088	4,103	12,852	13,802

Total	135,243	144,374	582,261	606,352

POWER PRODUCT & OTHER BUSINESSES

Japan	11,445	24,371	115,252	98,367
North America	19,184	17,600	80,124	65,890
Europe	20,336	19,777	71,126	54,366
Asia	15,815	10,591	50,739	36,754
Other Regions	5,912	6,319	25,824	22,305

Total	72,692	78,658	343,065	277,682

TOTAL

Japan	343,793	435,721	1,446,541	1,577,318
North America	628,617	955,656	4,514,190	3,736,447
Europe	272,175	191,957	1,186,012	764,785
Asia	327,338	423,733	1,595,472	1,543,397
Other Regions	211,975	272,500	1,269,026	957,227

Total	1,783,898	2,279,567	10,011,241	8,579,174

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

Unconsolidated Financial Summary

(Parent company only)

(For the year ended March 31, 2009 and 2010)

Financial Highlights

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2009	% Change	Year ended Mar. 31, 2010
Net sales	3,404,554	-20.2%	2,717,736
Operating income (loss)	(158,447)	—	(71,594)
Ordinary income (loss)	(3,244)	—	241,391
Net income (loss)	(59,666)	—	232,600

	Yen
Net income per share (loss)	(32.88)		128.18

Financial forecast for the Fiscal Year Ending March 31, 2011

(Parent company only)

Yen (millions)
Year ending Mar. 31, 2011
Net sales	3,090,000
Operating income (loss)	(35,000)
Ordinary income	125,000
Net income	125,000

Yen
Net income per share	68.89

[1] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Current assets	925,520	880,494
Fixed assets	1,595,760	1,658,790

Total assets	2,521,280	2,539,284

Current liabilities	705,826	463,604
Fixed liabilities	167,081	239,334

Total liabilities	872,907	702,938

Common stock	86,067	86,067
Capital surplus	170,313	170,313
Retained earnings	1,458,562	1,629,466
Treasury stock	(78,854)	(78,872)
Difference of appreciation and conversion	12,284	29,371

Total net assets	1,648,373	1,836,346

Total liabilities and net assets	2,521,280	2,539,284

[2] Unconsolidated Statements of Income

(Parent company only)

	Yen(millions)
	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
Net sales	3,404,554	2,717,736
Cost of sales	2,480,386	1,969,699
Selling, general and administrative expenses	1,082,615	819,632

Operating income (loss)	(158,447)	(71,594)
Non-operating income	180,860	342,209
Non-operating expenses	25,658	29,223
Ordinary income (loss)	(3,244)	241,391
Extraordinary income	1,399	1,668
Extraordinary loss	78,158	4,378

Income before income taxes (loss)	(80,003)	238,680
Income taxes (benefit) expense:
Current	(5,862)	18,262
Deferred	(14,475)	(12,181)

Net income (loss)	(59,666)	232,600

[3] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges
Balance at March 31, 2009	86,067	170,313	1,458,562	(78,854)	1,636,088	12,284	0	1,648,373

Changes of items during the period
Dividend from surplus			(61,696)		(61,696)			(61,696)
Net income (loss)			232,600		232,600			232,600
Purchase of treasury stock				(20)	(20)			(20)
Reissuance of treasury stock				2	2			2
others						17,410	(324)	17,086
Total changes of items during the period	—	—	170,903	(17)	170,885	17,410	(324)	187,972

Balance at March 31, 2010	86,067	170,313	1,629,466	(78,872)	1,806,974	29,695	(324)	1,836,346

Explanatory note:

Number of treasury stock: Shares

Mar. 31, 2009	Mar. 31, 2010
20,219,430	20,225,694

[4] Unit Sales Breakdown

(Parent company only)

	Unit (thousands)
	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
MOTORCYCLES

Japan	233	189
(motorcycles only)	(233)	(189)
Export	419	138
(motorcycles only)	(286)	(137)

Total	652	327
(motorcycles only)	(519)	(327)

AUTOMOBILES

Japan	570	678
(mini vehicles only)	(186)	(160)
Export	622	264

Total	1,193	942

POWER PRODUCTS

Japan	513	315
Export	768	563

Total	1,282	878

Explanatory notes:

Export unit sales in power product business include all trilateral trade transactions from the fiscal year ended March 31, 2010. The change in the presentation for unit sales of power product business resulted in an increase of 86 thousand units as compared to the presentation used in the prior periods. Trilateral trade transactions represent the transaction in which the Company purchases products from the vendors overseas and sells them to third countries.

[5] Net Sales Breakdown

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
MOTORCYCLES

Japan	59,313	50,115
Export	322,382	228,767

Total	381,696	278,882

AUTOMOBILES

Japan	885,024	1,082,497
Export	2,032,583	1,273,598

Total	2,917,607	2,356,095

POWER PRODUCTS

Japan	27,772	20,142
Export	77,477	62,615

Total	105,249	82,758

TOTAL

Japan	972,110	1,152,755
Export	2,432,443	1,564,981

Total	3,404,554	2,717,736

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month May 2010.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[Translation]

April 28, 2010

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

for Fiscal 2010

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on April 28, 2010, resolved the expected amount of a distribution of surplus (quarterly dividends) the record date of which is March 31, 2010.

The distribution of surplus mentioned above will be proposed at the 86th Ordinary General Meeting of Shareholders scheduled to be held at the end of June 2010.

Particulars

1. Details of Distribution of Surplus (Quarterly Dividends)

	Details of Dividends Resolved to be Distributed	Dividends Forecast (Announced on February 3, 2010)	Performance in Fiscal 2009
Record Date	March 31, 2010	March 31, 2010	March 31, 2009
Dividend per Share of Common Stock (yen)	12	10	8
Total Amount of Dividends (million yen)	21,775	—	14,516
Effective Date	Undecided	—	June 24, 2009
Resource for Dividend	Retained Earnings	—	Retained Earnings

2. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of the most important management issues, and makes distributions after taking into account its long-term consolidated earnings performance. The Company resolved that ¥12 of the year-end dividend payment per share of common stock is expected to be paid considering its consolidated financial results for the fiscal year ended March 31, 2010.

Reference: Details of Annual Dividends

	Dividends Per Share (yen)
Record Date	The End of First Quarter	The End of Second Quarter	The End of Third Quarter	Year-end	Total
Projected Dividends	—	—	—	12	38
Performance in Fiscal 2010	8	8	10	—	—
Performance in Fiscal 2009	22	22	11	8	63